Exhibit 99.68

DHX Media announces new broadcast deal with BBC's kids channel CBeebies for In the Night Garden

UK broadcaster renews commitment to iconic series until 2020

HALIFAX, Oct. 15, 2013 /CNW/ - DHX Media, a leading independent creator, producer, distributor and licensor of children's entertainment content, today announced a new seven-year broadcast license with CBeebies for In the Night Garden, ensuring that the hit series will be on air in its anchor territory of the UK to the end of 2020.

In the Night Garden, which was acquired by DHX Media as part of its recently announced Ragdoll Worldwide acquisition, is a multiple award-winning HD children's television series that has achieved significant licensing success. Since its launch on CBeebies in 2007 it has aired consistently on the channel and continues to be one of the highest rating series in its popular time-slot of 6.20pm, as well as on the BBC's iPlayer on-line platform.

In the Night Garden currently has licenses in place for plush and plastic toys, play-sets, figures, developmental toys, vehicles and role-play products from UK Master Toy Licensee Golden Bear and Lullaby Igglepiggle was a joint winner of the 'Toys and Games 0-3 years category' in the Practical Pre-school Magazine Awards 2013.

This Autumn sees the launch of new learning electronic toys from Inspiration Works. This and the Golden Bear toy range will be supported by a Q4 television advertising campaign, and there will be more innovative novelty and picture storybooks from Penguin Books. In addition, new licensee Ravensburger will introduce a new range of puzzles, launching in January 2014 with a Floor Puzzle and 4 in 1 Puzzle.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquires:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 09:25e 15-OCT-13